SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

Glassworks of Chile
(Translation of registrant's name into English)

Hendaya N° 60
Las Condes
Santiago, Chile
(Address of principal executive offices)

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the securities Exchange Act of 1934.

Yes ____ No ✓

CRISTALERIAS DE CHILE S.A.

Material event
Payment of Interim Dividend N°150

CONTENTS

Press release dated June 25, 2002.

NOTES

a) On June 25, 2002, Cristalerías de Chile S.A. filed with the Superintendencia de Valores y Seguros de Chile (the Chilean Superintendency of Stock Corporation and Insurance Companies) a letter announcing the payment of interim dividend N°150.

b) This report is a free translation from the original in Spanish.

Cristalchile

June 25th, 2002

FOR IMMEDIATE RELEASE
CRISTALERIAS DE CHILE S.A. REPORTS PAYMENT OF INTERIM DIVIDEND Nº150

On June 25, 2002, the Board of Directors of Cristalerías de Chile approved to distribute interim dividend Nº150 for the amount of Ch$15 per share (1 ADR=3 shares), in respect to fiscal year 2002 net income.

The dividend will be paid on July 16, 2002, to all the shareholders registered as of July 10, 2002 in the shareholders' registry.

CONTACT IN SANTIAGO:
Ricardo Dünner
PH (562) 246 8855
E-mail: rdunner@cristalchile.cl

Cristalchile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

CRISTALERIAS DE CHILE S.A.

By: /s/ Benito Bustamante C.
Benito Bustamante C.
Comptroller

Date: June 25, 2002.